

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

U.S. Mail to
Mr. Wayne A. Doss
President and Chief Executive Officer
Innocent, Inc.
3280 Suntree Blvd.
Suite 105
Melbourne, FL 32940

> **Re: Innocent, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 13, 2014**
> **File No. 333-150061**

Dear Mr. Doss:

We note that your August 31, 2012 and 2011 financial statements were audited by Sam Kan & Company. We also note from your Form 8-K filed on January 13, 2014 that on January 6, 2014 you dismissed Sam Kan & Company and that they no longer serve as your auditor. On February 20, 2014, the Securities and Exchange Commission ("SEC") denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2014/34-71585.pdf

As Sam Kan & Company is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after February 20, 2014. If Sam Kan & Company audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Item 4.01 Form 8-K filed on January 13, 2014 to indicate that the Securities and Exchange Commission has denied Sam Kan & Company the privilege of appearing or practicing before the Commission. We believe this SEC Order against Sam Kan & Company and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

We note your disclosure in your Item 4.01 Form 8-K filed on January 13, 2014, that you requested Sam Kan & Company furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, you have not received the requested letter. If you are unable to obtain an Exhibit 16 letter from Sam Kan & Company for your amended Form 8-K – please disclose this fact in the amended Form 8-K. We also note that you have not responded to our February 14, 2014 comment letter on your January 13, 2014 Form 8-K regarding whether or not you expect to be able to obtain and file an Exhibit

16 letter from Sam Kan & Company. Please respond to the comments in that letter when you file the amended Form 8-K requested above.

Once you explain Sam Kan & Company's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us as to how you intend to address this matter and also provide a response to our February 14, 2014 comment letter by no later than March 11, 2014. If you have any questions, you can reach me at 202-551-3849.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant